1750 Kettner Blvd., Suite 416
San Diego, CA 92101
Tel: (702) 275-2181 ▪ Fax: (619) 684-3512
john@dolkartlaw.com
Via Facsimile and USPS Certified Mail

August 11, 2010

Anne Nguyen  Parker, Branch Chief
Douglas Brown, Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Facsimile: 703-813-6982

Re:      Success Exploration & Resources, Inc.
Registration Statement on Form S-1 File No. 333-167001 (Filed May 21, 2010)

Dear Ms. Nguyen Parker and Mr. Brown:

The issuer referred to above and I have received your letter dated June 16, 2010.  We have reviewed your comments collectively and have formulated the following responses accordingly.  On behalf of the issuer I thank you and the staff at Corporate Finance for your work in facilitating our efforts to improve the quality of this disclosure document.

We have reiterated your comments below, taking care to preserve the form and format of the comment letter as received, except that we have italicized your comments in 10-pt font.  Our responses follow each comment and are typed in 12pt except that actual excerpts from the disclosure document may appear in 10pt.

COMMENTS AND RESPONSES

General

1.
You will expedite the review process if you address each portion of every numbered comment that appears in this letter. For example, we might comment on one section or example in the document, but our silence on similar or related disclosure elsewhere does not relieve you of the need to make similar revisions elsewhere as appropriate. If parallel information appears at more than one place in the document, provide in your response letter page references to all responsive disclosure. Provide complete responses and, where disclosure has changed, indicate precisely where in the marked version of the amendment we will find your responsive changes. Similarly, to minimize the likelihood that we will reissue comments, please make corresponding changes where applicable throughout your document.

Response:

Noted.

2.
Please provide us with an analysis as to why you are not a blank check company and subject to the requirements of Rule 419. In your response, please disclose your specific business plan. While you state that you are "engaged in the acquisition and exploration of mineral properties and mining tailing reprocessing projects," disclose the specific mineral properties you are seeking to exploit. Tell us your specific plans to exploit these specific minerals, including:

•      the experience of your officers, directors, employees or consultants in executing your business plan of exploring mineral properties,

•      the amount of resources on hand, and after this offering,

•      the amount of resources you expect to spend in the next 12 months to further your business plan, and

•      the specific timelines for completing each phase of the plan, and the specific circumstances that would cause you to delay or not go forth with each phase. Finally, disclose whether you have any plans now or in the future to engage in mergers or acquisitions with other companies or entities.

Response:

As we understand, the term "blank check company" for purposes of Rule 419 means a company that:

1.
Is a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity or person; and

2.	Is issuing "penny stock," as defined in Rule 3a51-1 under the Securities Exchange Act of 1934.

The Issuer here (1) has a specific business plan starting focused on exploring the feasibility of developing the Red Rupert Claim in tandem with acquiring additional claims; and (2) the issuer has expressed no intent to merge with or acquire any unidentified company or companies.

The issuer’s primary focus is on precious metals including gold and silver but also on rare earth elements (REE).  REE’s are critical components in many high-tech applications including hybrid motor vehicles, flat screen monitors, high-power magnets, consumable electronics (Blackberries, iPods, DVDs, cellular phones), green energy technology, fiber optics, super alloys for the aerospace and building industries, medical and dental lasers. But even more critical as far as Western governments are concerned is their use in high-tech strategic military and defense weaponry. Guided missiles and other precision weapons, for example, rely on rare earth metals and magnets to help direct their course.   The issuer updated the disclosure filing to include this information.

The issuer provided in its disclosure the following chart specifying how it would allocate fund(s) from the offering assuming it successfully raises $1-2 million dollars:

	$ 1,000,000		$2,000,000
Phase 1(a) - Preliminary Work - Review of Regional Database	1,600	0.08%	1,600	0.18%
Website development	5,000	0.25%	5,000	0.57%
Phase 1(b) - Field Work	16,200	0.81%	16,200	1.86%
Unscheduled expenses related to Phase(s) 1 and 2	5,000	0.25%	5,000	0.57%
Phase 3 Field Work	125,000	6.25%	125,000	14.37%
General operating capital	1,582,200	89.38%	717,200	82.44%
Total Use of Net Proceeds	$1,735,000	100.00%	$870,000	100.0%

     Most of the general operating capital operating capital will be allocated towards the acquisition of additional mining claims.

Success Exploration & Resources, Inc.	Page 2 of 15

The issuer also detailed exactly what steps it plans to take over the next twelve months in furtherance of its business objectives.  It also disclosed the cash it had on hand prior to the offering and what cash it might have on hand subsequent to a successful offering.  The issuer revised the disclosure document so as to lead the discussion of its Plan of Operation with the following paragraph:

As at February 28, 2010, we had cash of $26,688 and working capital of $25,905. As such, we anticipate that our cash and working capital will not be sufficient to enable us to complete phase one of our recommended exploration program, without commensurate success in the Primary Offering.

The Plan of Operation begins with the following disclosure which originally appeared as a risk factor (and still does):

Our executive officers and directors do not have any formal training as geologists or in the technical aspects of management of a mineral exploration company.  With no direct training or experience in these areas, our management may not be fully aware of the specific requirements related to working within this industry.   Consequently, our operations, earnings, and ultimate financial success could suffer irreparable harm due to management's lack of experience in this industry.

The Plan of Operation continues with the following (now including approximate timelines):

Our plan of operation for the next twelve months focuses on the following objectives:

Pre-Offering Phase
1.	Secure registration as a fully reporting issuer with the United States Securities and Exchange Commission and register this offering for the sale of securities;
2.	Raise capital in the Primary Offering;
3.
Secure listing and quotation of our shares on the OTC Bulletin Board®. We plan to identify and secure a market maker so as to apply with FINRA for a trading symbol and the commencement of quotation and trading on the OTC Bulletin Board®;

4.	Apply for DTC eligibility;

We believe the total capital expenditures through the pre-offering phase will total approximately $40,000.

Post Offering
Once we have raised sufficient capital, we plan to initiate phase one of our recommended exploration program on the Red Rupert Claim and our mineral claim interest there, including: helicopter-supported prospecting, hand test pits and test mining, and preliminary magnetometer surveys, at an estimated cost of U.S. $22,800.  We expect to commence our exploration program in the Spring of 2011, depending on weather conditions and the availability of personnel and equipment.

General and Administrative Expenditures

We anticipate spending approximately $2,000 per month in ongoing general and administrative expenses per month for the next twelve months, for a total of $24,000 over the next twelve months. The general and administrative expenses for the year will consist primarily of professional fees for the audit and legal work relating to our regulatory filings throughout the year, as well as transfer agent fees and general office expenses.

BUDGET FOR RED RUPERT CLAIM WORK

Phase 1(a) - Preliminary Work - Review of Regional Database (Commencing subsequent to completion of the offering)

Success Exploration & Resources, Inc.	Page 3 of 15

Allowance for purchase of maps, air photographs, publications	$200.00
Review files at Geological Survey Branch, Victoria and Vancouver, allow for travel and living expenses	400.00
Wages	1,000.00
Total	1,600.00

Phase 1(b) - Field Work- (Late Spring, early Summer 2011)

Two person prospecting crew, two weeks in the field, helicopter supported:
mobilization and travel costs, allowance	$2,000.00
prospecting and camping gear	3,000.00
groceries, and other supplies	1,200.00
helicopter service - expect four hours @ $1500/hr $6,000.00 analytical costs, including freight, 20 rock samples, 50 soil and stream sediment samples	10,000.00
TOTAL ( two persons for fourteen days @ $200/person/day)	16,200.00

Anticipated Cost of Preliminary Review and Field Work	$17,800.00
Allowance for unscheduled expenses	$5,000.00
Total Anticipated Cost of Preliminary Review and Field Work	$22,800.00

Depending upon the results of our initial feasibility studies we may elect to proceed with further studies and eventual development of the Red Rupert Claim.  If so, Phase 2 and 3 would include the following:

Phase 2 - Follow-up Work
Two person crew to prospect, sample and, possibly trench and conduct geophysical surveys. We project that this would require two weeks of helicopter transport services.

Phase 3 - More surveys, followed by diamond drilling
Selected target areas will have to be more carefully detailed in order to identify drill sites. Geophysical surveys, either of a different method or on a more dense grid, should clarify the type of structure being investigated and will ensure that diamond drill holes are placed in the most prospective areas. Speculatively, an initial drill program of 1000 meters is likely to be required. The approximate costs of Phase 3 will be between $100,000 and $125,000.  The Phase 3 program is wholly speculative, depending upon the location and configuration of the mineral zones. It is possible that further geophysical surveys with different techniques or more densely spaced observations, may be required to assist in designing a program of diamond drill holes to test the deeper potential of the "best" parts of the area. Costs are difficult to estimate but in a somewhat remote area they are likely to be fairly high. The lack of local roads severely restricts ingress and egress to the site.  Phase 3 should be expected to cost at least $100,000.

We also expect to stake additional mining claims in Canada and the United States depending upon the amount of money we raise in the primary offering.

We believe that if we raise close to $2,000,000, we may not need additional financing.  If we fail to raise sufficient capital in this offering we have to seek alternative sources of capital including the sale of additional shares of our stock.

3.
Please provide updated disclosure with each amendment. In particular, include an update regarding your exploration efforts on your Red Rupert Claim given your anticipated start date in the spring of 2010.

Response:

This timeframe is incorrect.  It has been corrected and now reads: “Spring 2011”.

Success Exploration & Resources, Inc.	Page 4 of 15

4.	Please provide an agent for service that is located within the United States.

Response:

Empire Stock Transfer Inc.
1859 Whitney Mesa Drive
 Henderson, NV 89014

Calculation of Registration Fee

5.	It appears that you have not included in the fee table the dollar amount and fee associated with the shares being sold by selling shareholders. Please revise accordingly.

Response:  Revised

Outside Front Cover Page of Prospectus

6.
You state that "The Shares will be offered from time to time..." and that "If our shares are listed on the OTCBB we will file a post-effective amendment to this registration statement to reflect that the Shares offered hereby may be sold at prices relating to the prevailing market prices..." As this offering is not qualified to be registered on Form S3, you may not conduct the primary offering as a delayed offering pursuant to Rule 415(a)(1)(x) or as an at-the-market offering pursuant to Rule 415(a)(4). As such, please revise to disclose a fixed price at which the offering by the company will be conducted for the duration of the offering. Disclose the specific time period of this offering, which must be commenced promptly. Disclose the terms of the offering, such as whether this will be a best-efforts offering, and who on behalf of the company this offering will be conducted.

Response:

The issuer has amended the document throughout in accordance with this Comment Number 5.  In general the relevant provisions now read as follows:

This prospectus relates to the public offering ("Offering") of: (1) 1,626,000 shares of our common stock (as adjusted subsequent to a forward split of 6 for 1) originally sold to certain selling shareholders at a forward-split adjusted price of $0.025 in a May 2007 private equity offering conducted in Canada believed to be exempt from registration pursuant to Regulation “S”; and (2) 8,000,000 shares to be offered by the Company for an aggregate of 9,626,000 shares of Common Stock (the "Shares"). The Shares will be offered from time to time for the account of the stockholders identified in the "Selling Stockholders" section of this prospectus as well as for the Company. We intend to seek a listing of our Common Stock on the Over-The-Counter Bulletin Board ("OTCBB"), which is maintained by the Financial Institutions National Regulatory Authority.  Our shares may be sold at a fixed price of $.25 per share, on a best-efforts basis, by our officers and directors. This offering shall commence once registration with the Securities and Exchange Commission is deemed effective and shall continue for a duration of one (1) year from the date of effectiveness unless terminated earlier by us.

Success Exploration & Resources, Inc.	Page 5 of 15

7.	Please include disclosure on the cover page of the net proceeds you will receive from the offer. See Item 501(b)(3) of Regulation S-K.

Response:

The document now includes the following chart on the cover page of the Prospectus:

Offering Proceeds	$2,000,000	100.0%	$1,000,000	50.0%
Total Proceeds	2,000,000	100.0%	1,000,000	50.0%
Maximum Commissions	200,000	10.0%	100,000	10.0%
Offering Expenses	30,000	1.50%	30,000	3%
Total Offering Expenses	230,000	11.50%	130,000	13.00	%(1)

Net Proceeds from Offering	$1,770,000	88.5%	$870,000	87.0	%(2)

8.
It appears that you intend to use only one prospectus for the offering by your selling shareholders, as well as for the direct public offering by you. Please advise us as to how you will inform investors whether they will be investing in the public offering by the company, in which case the company would receive the proceeds, or in the resale offering, in which case only the selling shareholder would receive the proceeds. In particular, if either Messrs. Long or Craig intends to sell shares on behalf of the company, please disclose how investors will know whether they will be purchasing shares directly from the company or shares being held by these men.

Response:

The issuer has removed Messrs. Long and Craig as selling shareholders.  They will not be selling their shares in the offering.  This should eliminate any confusion.

Summary Information and Risk Factors, page 5

9.
Please disclose the nature of your "interest" in the Red Rupert Mining Claim. Disclose the activities, if any, that you need to conduct in order to retain your "exclusive right to mine and remove" metals from your unpatented mining claim.  File the agreement whereby you acquired this claim as an exhibit. We may have further comment.

Response:

The issuer has included Documents titled “Special Meeting BOD_4-28-2010 Claim Purchase.doc, and Tenure Detail m map 104m.htm

Special Note Regarding Forward-Looking Statements, page 8

10.
The safe harbor for forward-looking statements provided in the Private Securities Litigation Reform Act of 1995 does not apply to statements made in connection with an initial public offering. See Securities Act Section 27A(b)(2)(D) and Exchange Act Section 21E(b)(2)(D). Therefore, if you retain this section, please state explicitly that the safe harbor protections it provides do not apply to statements made in connection with the offer.

Response:

We have included in this section, in boldface, italicized type, the following statement:

The safe harbor for forward-looking statements provided in the Private Securities Litigation Reform Act of 1995 does not apply to statements made in connection with an initial public offering.

Success Exploration & Resources, Inc.	Page 6 of 15

Risk Factors, page 9

11.	We note that a number of your risk factors are duplicative of other disclosure in your filing. Please revise your discussion so that it is concise and organized logically.

Response:

Noted and amended accordingly.

12.
Further, we also note that a number of your risk factor subheadings are overly general and include a number of risks. Please revise to ensure that each risk is addressed with a separate subheading and that the subheadings address specific risks.

Response:

Noted and amended accordingly.

13.
We note your statement that, "[if an active market is ever established for our common stock, the trading price of our common stock could decline due to any of these risks, and you could lose all or part of your investment." Please revise to make clear that the trading price of your common stock could decline due to any of the risks, and an investor could lose all or part of their investment regardless of whether an active market is ever established for your common stock.

Response:

The paragraph now reads as follows:

An investment in our common stock is very risky. Our financial condition is unsound. You should not invest in our common stock unless you can afford to lose your entire investment. You should carefully consider the risk factors described below, together with all other information in this prospectus, before making an investment decision. If an active market is ever established for our common stock, the trading price of our common stock could decline due to any of these risks, and you could lose all or part of your investment (whether or not a trading market for these securities is ever established). You also should refer to the other information set forth in this prospectus, including our financial statements and the related notes.

14.	Please include a risk factor specific to the "immediate and substantial" dilution that will be experienced by investors in this offering.

Response:

We have included the following:

Investors will experience immediate and substantial dilution in the net tangible book value per share of the common stock they purchase.
Since the price per share of our common stock being offered is substantially higher than the net tangible book value per share of our common stock, you will suffer substantial dilution in the net tangible book value of the common stock you purchase in this offering. Based on an offering price of $0.25 per share if you purchase shares of our common stock in this offering, you will suffer immediate and substantial dilution of approximately 35%. See the section entitled “Dilution” below for a more detailed discussion of the dilution you will incur if you purchase common stock in this offering.

Success Exploration & Resources, Inc.	Page 7 of 15

Use of Proceeds, page 21

15.
We note your disclosure in the section Budget for Red Rupert Claim work on page 31 and that the disclosure is more descriptive of the activities you anticipate completing with the proceeds of the offering. Please revise your Use of Proceeds section to clearly show what will be accomplished in each phase.

Response:

We have included the following additional material in the Use of Proceeds Section:

(3)Phase 1(a) Breakdown of anticipated Expenditures:

Allowance for purchase of maps, air photographs, publications	$200.00
Review files at Geological Survey Branch, Victoria and Vancouver, allow for travel and living expenses	400.00
Wages	1,000.00
Total	1,600.00
 (4)Phase 1(b) Breakdown of Proposed Expenditures:

Two person prospecting crew, two weeks in the field, helicopter supported:
mobilization and travel costs, allowance	$2,000.00
prospecting and camping gear	3,000.00
groceries, and other supplies	1,200.00
helicopter service - expect four hours @ $1500/hr $6,000.00 analytical costs, including freight, 20 rock samples, 50 soil and stream sediment samples	10,000.00
TOTAL ( two persons for fourteen days @ $200/person/day)	16,200.00

16.
Please provide a statement regarding the priority the company will use the use of proceeds in the event the offering is significantly undersubscribed. In this regard, please disclose here, as you have done on page 25, that if you cannot raise at least $60,000-100,000, you will not be able to proceed with your business plan unless you secure alternative financing sources.

Response:

We have included the following additional material in the Use of Proceeds Section:

If we raise at least $60,000-100,000 in the Primary offering we should be able to meet our expenses and execute our business plan as described herein.  If we are unable to raise at least $60,000, we will not be able to execute Phase One of the Red Rupert Claim or stake additional claims as planned.  Accordingly, we will be required to obtain additional financing in order to continue our plan of operations beyond the next twelve months.

We believe that debt financing will not be an alternative for funding additional exploration as we do not have tangible assets to secure any debt financing. We anticipate that additional funding will be in the form of equity financing from the sale of our common stock. However, we do not have any financing arranged and we cannot provide investors with any assurance that we will be able to raise sufficient funding from the sale of our common stock to fund any additional and more advanced exploration programs beyond our initial aforementioned exploration program. In the absence of such financing, we will not be able to continue exploration of the property underlying our mineral claim interest and our business plan will fail. Even if we are successful in obtaining equity financing to fund any continuation of our exploration program, there is no assurance that we will obtain the funding necessary to pursue any advanced exploration of the property underlying our mineral claim interest. If we do not continue to obtain additional financing, we will be forced to abandon our mineral claim interest.

Success Exploration & Resources, Inc.	Page 8 of 15

17.
Please clarify your intended use of the money labeled as general operating capital given your objective of conducting exploration on the Red Rupert Claim and the intent to purchase other properties referenced throughout the filing. Discuss the specific activities that will be covered under general operating capital and quantify the amounts to be used for each of these activities within the next 12 months.

Response:

The document has been revised accordingly and now specifies the following:

 General Operating Capital

If we raise the maximum proceeds possible in this offering we have allocated the sum of $1,582,200 to net general operating capital.  If we raise only fifty percent of the maximum, we have allocated the sum of $717,200 to net general operating capital.  Because it is difficult to prognosticate how much if any money we might raise in this offering we have included approximate percentages for purposes of allocating how we intend to apply our operating capital over the twelve months subsequent to the offering.  The percentages are as follows:

Purchase Claims	60%
Exploration	20%
Drilling Sampling
Geo Physics /Geo Chemistry	5%
Feasibility Studies
Developmental Cost Analysis
Equipment leasing	10%
Travel	5%

Selling Security Holders, page 23

18.	We note that Messrs Alexander Long and Stuart William Craig are an executive officer and director of the company, respectively. We note further the following statements:

•	"...all stockholders are non-affiliates of the Company."
•	"...all of the shares [to be sold by selling stockholders] were sold to non-affiliated stockholders...."
•
"[n]one of the selling stockholders are affiliates or controlled by our affiliates and none of the selling stockholders are now or were at any time in the past an officer or director of ours or any of our predecessors or affiliates."

Please address these statements in light of Messrs. Long and Craig's relationship with the company.

Response:

The Issuer has removed Messrs. Long and Craig as selling shareholders.

Plan of Distribution, page 25

19.
We note that your disclosure indicates that you anticipate maximum commissions of ten percent. Please revise to indicate who will receive the commissions given this is a self-underwritten initial public offering and selling shareholder offering. In particular, address the ability of your officers and directors to rely upon Rule 3a4-1 if they are to receive a commission for the sales.

Response:

The Plan of distribution has been revised in an attempt to clarify this issue.  It now reads:

With respect to the Primary Offering, this is a self underwritten, direct public offering of securities managed solely and exclusively by the issuer, that is, our Company.  We do not believe we will use broker/dealers or underwriters to facilitate our efforts in offering and selling our shares but to the extent that (1) the rules and regulations might allow us to use a broker dealer; (2) a broker/dealer is willing and able to participate in this offering on a best-efforts basis; and (3) we are unable to raise sufficient funds on our own we have elected to cap any commissions that might be available to broker/dealers at ten (10%) percent.  In any event, our officers and directors will not be receiving any commissions or remuneration in conjunction with the offer or sale of these securities.  Our officers and directors are acting in reliance of the safe harbor provided for by Rule 3a4-1 of the Exchange Act.

Success Exploration & Resources, Inc.	Page 9 of 15

There is No Current Market for Our Shares, page 26

20.
We note your statement that, "[t]he selling stockholders may sell some or all of their shares at a fixed price of $0.10 per share until our shares are quoted on the OTC Bulletin Board® and thereafter at prevailing market prices or privately negotiated prices. Sales by selling stockholders must be made at the fixed price of $0.10 until a market develops for the stock." The cover page of the prospectus indicates the offering price will be $0.25.

Please revise to clearly indicate the fixed price for the shares throughout the filing.

Response:

The offering price is in fact $0.25.  This was the result of an oversight or typo.  The document has been revised accordingly and now specifies the following:

Our shares may be sold at a fixed price of $.25 per share, on a best-efforts basis, by our officers and directors. This offering shall commence once registration with the Securities and Exchange Commission is deemed effective and shall continue for a duration of one (1) year from the date of effectiveness unless terminated earlier by us.

Information With Respect to the Registrant, page 30

21.
Please revise your business section to provide all of the information required pursuant to Item 101 of Regulation S-K. For example, disclose the general development of the business of the company during the past five years. Given that you only obtained the Red Rupert Mining Claim in April 2010, disclose the activities in which the company was engaged prior to that time.

Response:

As a “Smaller Reporting Company we endeavored to comply with the applicable provisions of Item 101(h) of Regulation S-K.  In response to this comment we now include the following chronological of summary of the company and its activities since inception.

A Brief History of the Company

The Company was incorporated on November 29, 2005 (Date of Inception) under the laws of the State of Nevada, as Success Exploration & Resources, Inc. Incorporator Alexander Long and David Marinigh (its sole Officer, Director, Treasurer, and Secretary).

On December 1, 2005, the Company issued an officer and director of the Company 1,500,000 shares of its $0.001 par value common stock at a price of $0.0017 per share for cash of $2,500.   On May 11, 2007, the Company appointed to its board of directors Andy Roorda and issued 1,191,000 shares of its $0.001 par value common stock at a price of $0.0017 per share for his cash contribution of $1,985.  On May 15, 2007, the Company issued to various investors of the Company a total of 1,686,000 shares of its $0.001 par value common stock at a price of $0.025 per share for cash of $42,150.

On May 18, 2007 the Company affected a 6-for-1 forward stock split of its $0.001 par value common stock.  On July 24, 2008 David Marinigh tendered his resignation as President, Secretary and the Andy Roorda resigned as Director of the Company. Alexander Long was nominated as his replacement. Jonathan Long was appointed as Secretary of the Company.

In August 2008 Alexander Long was nominated and appointed as President, and Treasurer for the Company and Jonathan Long is appointed as Secretary.

From August 2008 thru April 2010 the Company operations continued in a restrictive capacity due to limited working capital.   In April 2010 the Company elected Ian Hunter, Ronald Kirby and Garry Payie to its Board of Directors and the Red Rupert Mining Claim was acquired from Alexander Long.

Success Exploration & Resources, Inc.	Page 10 of 15

22.
We note your disclosure of a commitment by the shareholders of the company "...to provide sufficient funds as a loan over the next twelve-month period." Please provide the agreements and further disclosure regarding the commitments.

Response:

This section has been rewritten to clarify the disclosure as follows:

If the financing does not provide sufficient capital, shareholders of the Company may endeavor to provide sufficient funds as a loan over the next twelve-month period.  However, there are no formal agreements obliging any shareholder, officer or director to provide such funds and there is no assurance that they will do so.  The Company is dependent upon its ability to secure equity and/or debt financing and there are no assurances that the Company will be successful.  Without sufficient financing, it is unlikely for the Company to continue as a going concern.  These financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts, or amounts and classification of liabilities that might result from this uncertainty.

23.	Please disclose the approximate costs of Phase 2.

Response:

This section now included the approximate costs of Phase 2.

Directors, Executive Officers, Promoters and Control Persons, page 42

24.
Expand the biographical sketch for each of your directors and executive officers to identify the entities with which he was employed and to specify with precision their business experience for the last five years, leaving no gaps as to time. See Item 401(e) of Regulation S-K.

Response:

This section now reads as follows:

Alexander Long, President, CEO
Mr. Alexander Long has a history of bringing into being small businesses and developing them into profitable ventures. In February of 1993 he launched Canada’s Finest Beers Ltd. As the president of this company, Mr. Long purchased all the necessary equipment and was personally in charge of the company’s production. He brought on board a European brew master as well as an engineer from Labbatt Breweries of Canada. Mr. Long also acquired the essential federal and provincial licensing required and assisted in the marketing and advertising aspects of the product. He saw the development of the company to completion and negotiated the sale of the company in March of 1997.

From April 1996 to the present, Mr. Long has operated a similar project, Canada’s Finest Waters Inc., as its president. Starting the company with the intention of bottling spring and mineral water, he spent more than eighteen months conducting research, planning and development. During that time he also joined the International Bottled Water Association; attending trade shows, workshops and seminars on bottled water. Mr. Long visited various water bottling companies in the US and Canada and also brought together labeling, marketing and delivery companies to facilitate production.

Success Exploration & Resources, Inc.	Page 11 of 15

Mr. Long does not have any professional training or technical credentials in the exploration, development and operation of mines. However, over the last 5 years he has attended trade shows and seminars throughout Canada pertaining to the mining and resources sector. Mr. Long carries a free mining certificate for the leasing of claims in British Columbia of both hard rock and placer. He has also done extensive exploration and prospecting throughout British Columbia on numerous current and closed mining properties.

Mr. Long intends to devote approximately 33% of his business time to our affairs.

Garry Payie, Director
Mr. Payie is a registered professional geoscientist (Association of Professional Engineers and Geoscientists of British Columbia) with twenty years of varied industry and government experience. He has a strong background in geological mapping, property and regional exploration, mineral deposits research, database management and program coordination. He is skilled in the production of promotional material for publications, websites and industry forums with well-developed industry and public liaison skills and has experience in contract and personnel management. Mr. Payie has worked for both government geological branches and private enterprise and has considerable experience exploring for molybdenum.

Ian Hunter, Chief Financial Officer, Director
Ian Hunter had been with the T. D. Bank for 25 years and the last ten years as Bank Manager. and Mortgage Agent license #M08005389 With BAX Mortgage Group Inc. license #11036. 237 Wellington St West, Chatham ON N7M 1J9.  He was primarily engaged in Commercial Financing Multi Unit Residential Financing, and Financing in the private sector.

Jonathan Long, Secretary
Jonathan Long, (Alex Long’s son) graduated high school in 2005.  He has very limited experience in prospecting mining claims, the operation of technical instrumentation used in staking mining claims and sufficient administrative skills so as to function as our corporate secretary.

Ron Kirby, Director
(Attorney-Private Practice) Mr. Kirby has over thirty-three years of experience representing financial institutions, private lenders and individuals and corporations in matters of finance, security, corporate structure, restructure and operations.  Currently, Mr. Kirby is a member of the Law Society of Upper Canada (Admitted (1977)). He is a Barrister Solicitor & Notary Public Member Of The Lao Society Of Upper Canada.  Mr. Kirby earned a B.A. (ECONOMICS) from Queen’s University At Kingston, Ontario Canada (1971) and an LLB Bachelor Of Laws, from the University Of Windsor, Windsor. Ontario Canada (1975).  He practices before the Supreme Court of Ontario and was sworn in and enrolled as a Solicitor of The Supreme Court Of Ontario on The Fiat of the Honorable Mr. Justice Grange in 1977.

Stuart Craig, Director
Mr. Craig graduated from the University of Western Ontario in 1965 with a Bachelor of Arts Degree in English and Economics.  From 1965 thru 1967 he worked in public accounting for a firm which is now Price Waterhouse Cooper.  From 1967 thru 1975 he was employed by the Federal Canadian Revenue Agency as a Tax Auditor.  In 1975 he received the accounting designation and was registered with the Society of Industrial Accountants of Ontario (RIA) which is now the Certified Management Accountants of Ontario (CMA).  In 1975 he initiated a public accounting firm in Strathroy, Ontario which sold in 1982.  In 1982 initiated a public accounting firm in Dresden, Ontario.  It currently in operation.  He also presently operates a 300 acre farm in partnership with son Bartley Craig.

Success Exploration & Resources, Inc.	Page 12 of 15

Director Qualification, page 43

25.
Please discuss for each director the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as your director, in light of your business and structure. See Item 401(e) of Regulation S-K.

Response:

This section now reads as follows:

Director Qualifications

We believe that our directors should have the highest professional and personal ethics and values, consistent with our longstanding values and standards.  They should have broad experience at the policy-making level in business or banking.  They should be committed to enhancing stockholder value and should have sufficient time to carry out their duties and to provide insight and practical wisdom based on experience.  Their service on other boards of public companies should be limited to a number that permits them, given their individual circumstances, to perform responsibly all director duties for us.  Each director must represent the interests of all stockholders.  When considering potential director candidates, the board of directors also considers the candidate’s character, judgment, diversity, age and skills, including financial literacy and experience in the context of our needs and the needs of the board of directors.  Our Directors were chosen primarily on the basis of these requirements.

Description of Property, page 45

26.	Please include the disclosure regarding the Red Rupert claim in this section. See Item 102 of Regulation S-K.

Response:

The information has been relocated within the document so as to appear in this section entitled “Description of Property”.

Certain Relationships and Related Transactions, page 45

27.
Please provide all information required by Item 404, such as the loan to your officer, use of office space and services and the purchase of the Red Rupert Mining Claim, as discussed in Notes 5 and 6 to the financial statements.

Response:

This section now reads as follows:

We were formed on November 29, 2005 and a total of 2,691,000 shares were issued to our founders, as follows:

ALEXANDER LONG – 1,500,000 SHARES

JONATHAN LONG - 1,191,000 SHARES

The shares were issued in exchange for $4,485. Other than the share issuance(s) set forth herein there has been no other transactions with our officers, directors or promoters.

Office space and services are provided without charge by an officer and director of the Company.  Such costs are immaterial to the financial statements and, accordingly, have not been reflected therein.

Success Exploration & Resources, Inc.	Page 13 of 15

During the nine months ended February 28, 2010, an officer and director of the Company paid for various expenses of the Company totaling $1,456.  This loan bears no interest and is due upon demand.  As of February 28, 2010 and May 31, 2009, the balance owed to the related party is $2,466 and $1,010, respectively.

There are no other transactions since the beginning of our last fiscal year, or any currently proposed transaction, in which we were or are to be a participant and the amount involved exceeds $ 1,000, and in which any related person had or will have a direct or indirect material interest.  (As a “smaller reporting company” we have included any transaction in excess of $1,000.)

Rule 144, page 45

28.	Please reconcile the discussion in this section with the discussion on page 30, regarding the unavailability of Rule 144 to shell companies.

Response:

This section now reads as follows:

At the present time, the Company may be classified as a “shell company” under Rule 405 of the Securities Act. As such, all restricted securities presently held by the founder of the Company may not be resold in reliance on Rule 144 until: (1)the Company files Form 10 information with the SEC when it ceases to be a “shell company”; (2) the Company has filed all reports as required by Section 13 and 15(d) of the Securities Act for twelve consecutive months; and (3) one year has elapsed from the time the Company files the current Form 10 type information with the SEC reflecting its status as an entity that is not a shell company.

Executive Compensation, page 47

29.	Please define "RKI."

Response:

This was the result of a typo and oversight.  The section now reads:

Since inception, we have paid no cash or non-cash executive compensation (including stock options or awards, perquisites, or deferred compensation plans), whatsoever, to the officers or directors. Following the date of this prospectus, our officers and directors will also continue not to receive any salary for the next twelve months.

Recent Sales of Unregistered Securities, page 70

30.	Provide the section of the Securities Act or the rule of the Commission under which exemption from registration was claimed. See Item 701(d) of Regulation S-K.

Response:

The exemption(s) relied upon are now included in the disclosure as requested.

Success Exploration & Resources, Inc.	Page 14 of 15

Undertakings, page 71

31.          Please include the undertakings provided in Item 512(h) of Regulation S-K.

Response:

Paragraph 5 of the Undertaking material has been amended to read as follows:

(5) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Signatures, page 73

32.          Please obtain the signature of the majority of your board of directors.

Response:

Additional Signatures representing a majority of the Board now appear as requested.

Exhibit 5.1

33.	Please provide an opinion that opines on the shares to be sold by the selling shareholders, which have already been issued.

Response:

An opinion on said shares is now included.

Thank you in advance for your prompt attention to this matter. Do not hesitate to contact my office with any questions or concerns.

Kind Regards,

/s/ John E. Dolkart

John E. Dolkart, Jr., Esq.

Success Exploration & Resources, Inc.	Page 15 of 15